Putnam Investments

100 Federal Street

Boston, MA 02110

May 19, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn: Jaea Hahn

Re:	Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF (each a “Fund” and collectively, the “Funds”), each a series of Putnam ETF Trust (the “Trust”) (Securities Act File No. 333-253222 and Investment Company Act File No. 811-23643) – Form N-1A

Dear Ms. Hahn:

This letter responds to the comment that you provided regarding the Registrant’s pre-effective amendment to its registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2021. Your comment and our response are set forth below. With respect to comments that are relevant to all Funds, the response is with respect to all Funds.

Comment: Please confirm that proper support documentation for performance information is retained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: Registrant confirms that proper support documentation for performance information is retained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

* * * *

I believe this letter addresses the Commission Staff’s comment. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson, Esq.

Putnam Investments

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